# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND, CIK 0001266585
CUSIP: 670682111, 670682889
Title of class of securities: ADJUSTABLE RATE MUNIFUND TERM PREFERRED SHARES
Address of issuer's principal executive offices: 333 W WACKER DRIVE, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 04/27/2026
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-825-9256

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,870; sole dispositive power 0; shared dispositive power 1,870; aggregate amount beneficially owned 1,870 (23.2% of the class)
- Banc of America Preferred Funding Corp (CIK 0001565450): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,870; sole dispositive power 0; shared dispositive power 1,870; aggregate amount beneficially owned 1,870 (23.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: ADJUSTABLE RATE MUNIFUND TERM PREFERRED SHARES
Name of issuer: NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND
Address of issuer's principal executive offices: 333 W WACKER DRIVE, CHICAGO, Illinois (IL), 60606
Comment:
This Amendment No. 9 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated December 21, 2012 and filed with the SEC on December 28, 2012, (as amended to the date hereof, the "Original Schedule 13D"), for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the Adjustable Rate Muni Fund Term Preferred Shares ("AMTP Shares") of Nuveen Municipal High Income Opportunity Fund (the "Issuer").

This amendment is being filed to report a change in the Reporting Persons' ownership percentage of the Issuer's class of preferred shares as a result of the reorganization of Nuveen New Jersey Quality Municipal Income Fund and Nuveen Pennsylvania Quality Municipal Income Fund with and into the Issuer (the "reorganization") and in connection with such reorganization the Issuer issued new Series 1 Variable Rate Demand Preferred Shares on April 27, 2026

## Item 2. Identity and Background
Present principal occupation or employment: Item 2(c) of the Original Schedule 13D is hereby amended by deleting Schedule I referenced therein and replacing it with Schedule I included with this Amendment.
Criminal convictions in the last five years: Item 2(d) of the Original Schedule 13D is hereby amended by deleting Schedule II referenced therein and replacing it with Schedule II included with this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:
Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Power of Attorney
99.7 Schedule I
99.8 Schedule II

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Andres Ortiz, Authorized Signatory (04/29/2026)
- Banc of America Preferred Funding Corp: /s/ Andres Ortiz, Authorized Signatory (04/29/2026)